I, Kwane Watson, certify that:

(1) the financial statements of Kare Mobile Inc included in this Form are true and complete in all material respects; and

(2) the tax return information of Kare Mobile Inc included in this Form reflects accurately the information reported on the tax return for Kare Mobile Inc. filed for the fiscal year ended December 31, 2017



Kwane Watson
CEO of Kare Mobile Inc

April 17, 2018

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.